December 6, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Janice Adeloye

Re:	Genesis Growth Tech Acquisition Corp.
Registration Statement on Form S-1
Filed November 19, 2021
File No. 333-261248

Dear Ms. Adeloye:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of Artemis Strategic Investment Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that they intend to distribute approximately 300 copies of the Preliminary Prospectus dated November 19, 2021 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Nomura Securities International, Inc.

By:	/s/ James Chenard
Name:	James Chenard
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]